UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2002

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Re: The Boeing Company
Incoming letter dated December 18, 2001

Dear Ms. Morgan:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to Boeing by John Gilbert. We also have received a letter dated January 16, 2002 on behalf of the proponent. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 18, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John Gilbert, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 9, 2001 Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from John Gilbert, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to the nomination of independent directors to serve on certain committees and states, in relevant part:

> *Boeing shareholders recommend a bylaw provision be adopted that the board (and/ or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2002 Proxy Statement and form of proxy for the following reasons.

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c);

2. The shareholder, John Gilbert, has failed to satisfy the eligibility requirements for submitting a shareholder proposal (Rule 14a-8(b)(2)) and has failed to remedy this procedural defect within 14 days from the date his proxy, John Chevedden, received the Company's notification of such defect, as required under Rule 14a-8(f)(1);

3. The Proposal may properly be excluded pursuant to Rule 14a-8(i)(6) because the Company's Board would lack the power or authority to implement the proposal;

4. The Proposal has been substantially implemented by the Company, and is therefore excludable under Rule 14a-8(i)(10), because the Company's Board committee charters require that those committees consist of independent directors; and

5. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

At the outset, we direct the Staff's attention to the fact that this is the fourth consecutive year the Company has received a proposal recommending that independent directors be placed on the Company's key board committees. In each prior year, the Staff has found that the proposal was properly excludable under Rule 14a-8(i)(6) because the Company would have lacked the power or authority to implement the Proposal. *See The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Mar. 6, 2000); *The Boeing Co.* (Feb. 22, 1999).

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c).

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by Mr. John Chevedden. Mr. Chevedden is not himself a shareholder of the Company. He is therefore ineligible to submit a shareholder proposal pursuant to Rule 14a-8(b)(1) in his own right. As is his custom, Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company, thereby advancing his personal agenda and thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules.

By now the Staff is well acquainted with Mr. Chevedden. Over the course of the last two years alone, his name has appeared in connection with well over 70 no-action letter requests. For the most recent examples of his activities, *see Honeywell*

Int., Inc. (Oct. 26, 2001); *APW, Ltd.* (Oct. 17, 2001); *Actuant Corp.* (Oct. 16, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *General Motors Corp.* (Apr. 3, 2001). During the 2001 proxy season, Mr. Chevedden submitted multiple proposals to multiple companies, including, for example: The Boeing Company (at least six challenged proposals); General Motors Corp. (at least seven challenged proposals); Southwest Airlines Co. (at least four challenged proposals); and Raytheon Co. (at least two challenged proposals). As the Staff is no doubt aware, handling these proposals represents an enormous investment of time and resources by each of the target companies. Each target company must, among other things, determine whether the shareholder for whom Mr. Chevedden is acting as proxy is eligible to submit a proposal, correspond with Mr. Chevedden regarding the inevitable procedural and substantive defects in his proposals, evaluate, usually with the assistance of legal counsel, whether the company will oppose the proposal, draft and file no-action letters, draft and file rebuttal letters in response to the Proponent's inevitable responses to no-action letter requests; and draft opposition statements in the event his proposals are not excludable. Moreover, the Staff itself must annually allocate precious resources to the review of countless no-action letters regarding Mr. Chevedden's proposals. The Staff repeatedly has required Mr. Chevedden to delete or revise false and misleading statements in his proposals as a condition to their inclusion in the target company's proxy materials. *See, for example, General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001); *The Boeing Co.* (Feb. 16, 2001). All told, the foregoing activities represent an enormous expenditure of time, personnel and money for an individual who is, in most cases, not even a shareholder of the target company.

This year, Mr. Chevedden has used this tactic to submit five shareholder proposals to Boeing. These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with John Chevedden as proxy;

2. A proposal recommending that the Company's board declassify itself, "submitted by" the Ray T. and Veronica G. Chevedden Trust, with John Chevedden as proxy;

3. A proposal urging the Company's Board of Directors to implement performance-based stock options for executives, "submitted by" Bernard and Naomi Schlossman, with John Chevedden as proxy;

4. A proposal recommending that the Company adopt a bylaw provision for the nomination of independent directors, "submitted by" John Gilbert, with John Chevedden as proxy; and

5. A proposal requesting shareholder approval of a Company poison pill, "submitted by" James Janopaul-Naylor, with J. Chevedden as proxy.

The Rule 14a-8 shareholder proposal rules are intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. If an individual is not a shareholder of a company, and Mr. Chevedden is not a shareholder of Boeing, that individual has no right to use Rule 14a-8 to air his or her views or to seek support for them in that company's proxy statement. Mr. Chevedden attempts to circumvent these rules by having actual shareholders appoint him as their proxy.

The shareholder proposal rules have always included a requirement, currently Rule 14a-8(b), that the person submitting a proposal be a security holder of the company. In 1983 the Commission adopted rules that mandated a minimum shareholding and a minimum holding period in order for Rule 14a-8 to be available (*Release No. 34-20091*, Aug. 16, 1983). In its comments to the release, the Commission noted:

> Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement *to have some measured economic stake or investment interest in the corporation.* The Commission believes that *there is merit to those views* and [is] adopting the eligibility requirement as proposed. (emphasis added.)

Clearly, Mr. Chevedden does not have a "measured economic stake or investment interest" in the Company, and his activities have now "exceeded the bounds of reasonableness," having submitted five proposals to Boeing this year, and six the previous year. To permit a single individual such as he, year after year, to submit multiple proposals using the artifice of proxies from other shareholders makes a mockery of the Commission's rules governing the shareholder proposal process. While we understand that on prior occasions the Staff, with some exceptions, has permitted Mr. Chevedden to submit shareholder proposals in this manner, <u>we respectfully ask the Staff to reconsider this position</u>.

The Company should be allowed to exclude Mr. Chevedden's proposals from its 2002 Proxy Statement for violation of the Rule 14a-8(b)(1) eligibility requirements and the Rule 14a-8(c) one proposal per shareholder limitation for the following reasons.

First, and perhaps most importantly, Mr. Chevedden often has no prior or substantial relationship with the shareholders whom he professes to represent. RR Donnelley Financial (www.realcorporatelawyer.com/shareholderproposals.html) has reported what many companies targeted by Mr. Chevedden have long suspected. "John Chevedden trolls the [Net's] message boards seeking shareholders to make him his agent so that he is eligible to submit shareholder proposals to certain companies." This practice was substantiated recently when TRW, Inc. uncovered information that one of its shareholders who had appointed Mr. Chevedden as his proxy "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution." *TRW, Inc.* (Jan. 24, 2001). Our own conversations last proxy season with the Company's shareholders appointing Mr. Chevedden as proxy uncovered a similar instance. *See The Boeing Co.* (Feb. 20, 2001) (Bernard and Naomi Schlossman proposal). Our efforts to contact other shareholders were unsuccessful.

Second, it is evident that Mr. Chevedden does all, or substantially all, of the work drafting, submitting and supporting the proposals. Each proposal submitted is accompanied by his standard form cover letter. This letter instructs the target company that all future communications regarding the proposal and annual meeting are to be directed to Mr. Chevedden, not to the shareholder. In fact, Mr. Chevedden is now careful not to include the shareholder's telephone number, and often address too, in order to preclude the target company from contacting the shareholder so that it may develop a *TRW, Inc.*-type no-action letter. To guarantee that the target Company deals only with him, the cover letter implies that the proxy is quite broad—"This is the proxy for Mr. Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Moreover, any revisions to the proposal come directly from Mr. Chevedden and he alone apparently decides whether the proposal may be withdrawn in the face of target company concessions. Finally, all communications with the Staff come directly from Mr. Chevedden.

Third, Mr. Chevedden has submitted the same proposals to Boeing that he has submitted to other companies, either through the same or different proxies, thereby demonstrating that the proposals are his and not those of the Company's shareholders. The proposals submitted to Boeing by Mr. Chevedden are substantially similar to proposals he submitted during the most recent proxy seasons to the following companies:

Proposal Submitted to Boeing	Similar Proposal and No-Action Letter
Shareholder Vote on Golden Parachutes	*General Motors Corp.* (Mar. 29, 2001); *FirstEnergy Corp.* (Mar. 3, 1999);
Annual Election of Directors	*Honeywell International, Inc.* (Oct. 26, 2001); *Northrop Grumman Corp.* (Feb. 16, 2001); *Raytheon Co.* (Feb. 26, 2001); *TRW, Inc.* (Jan. 24, 2001); *FirstEnergy Corp.* (Mar. 7, 2000); *TRW, Inc.* (Mar. 6, 2000); *Airborne Freight Co.* (Feb. 14, 2000)
Independent Directors	*AMR Corp.* (Apr. 3, 2001); *Mattel, Inc.* (Mar. 21, 2001); *AT&T Corp.* (Feb. 13, 2001); *General Electric Co.* (Jan. 24, 2001); *AMR Corp.* (Apr. 17, 2000)
Shareholder Vote on Poison Pills	*Actuant Corp.* (Oct. 16, 2001); *General Motors Corp.* (Mar. 27, 2001); *General Dynamics Corp.* (Mar. 5, 2001); *Airborne Freight Co.* (Jan, 29, 2001); *Southwest Airline Co.* (Mar. 13, 2001); *Caterpillar, Inc.* (Jan. 3, 2001) *PACCAR, Inc.* (Dec. 4, 2000); *Electronic Data Systems, Inc.* (Mar. 24, 2000); *Northrop Grumman Corp.* (Mar. 17, 2000)

Mr. Chevedden's proposals are unmistakable in style and pattern and are easily identified by their common characteristics: similar font and style, bold-faced headings and subheadings, and unsubstantiated statements of fact (e.g. "this proposal has significant institutional support" or ". . . according to independent analysts"). Additionally, throughout the supporting statements, the proposals use much of the same language and the same style of excerpting select "quotes" from press articles. It is clear simply from looking at the proposals that they are substantially the same as the proposals submitted to other target companies by Mr. Chevedden through his proxies. The logical conclusion is that the Proposal is not the shareholder's but rather Mr. Chevedden's.

Fourth, it is Mr. Chevedden and not the shareholders themselves that consistently take credit for the proposals in the publicity surrounding them. The world-wide-web contains an extensive library of articles referencing Mr. Chevedden and "his" proposals. For example, Institutional Shareholder Services' "2001 Post Season Report: A Proxy Season Odyssey" reported on page 22 that:

> Entering his fifth year of submitting shareholder proposals, Chevedden has undoubtedly positioned himself as one of the most recognized shareholder activists this year. In the past year he submitted poison pill proposals at shareholder meetings of large companies such as Caterpillar, Inc., Actuant Corp., and Airborne Corp.
>
> Chevedden argues that many companies try to derail his efforts in submitting his proposals by what he contends as an intentional "misplacement" of proposals faxed to companies. He also states that companies would make every effort to detect errors in proposals that are in violation of SEC requirements for submitting shareholder proposals, as in the case of Caterpillar.
>
> Compared to 2000's proxy season, Chevedden feels 2001 was a "highly successful year." As he looks forward to the 2002 proxy season, Chevedden plans to resubmit proposals that did not receive overwhelming shareholder approval.

In its November 30, 2000, edition of Council Research Service Alerts, the Council of Institutional Investors detailed Mr. Chevedden's "target companies" for the 2001 proxy season.

> ANOTHER 41 RESOLUTIONS HAVE BEEN SUBMITTED to 22 companies by John Chevedden and several other investors. Most of the proposals address three core governance issues: poison pills, classified boards, and simple majority votes. The others address issues ranging from confidential voting and stock dilution to director and committee independence.
>
> Boeing, a Council sustainer, received the most proposals—seven—from the group, followed by PG&E with five and Northrop Grumman with three. Seven others—Airborne Freight, First Energy, Honeywell International (also a Council sustainer), Maytag, Raytheon, Sempra Energy, and Southwest Airlines—got two apiece.

Other publications report much of the same. *See, for example, The Boston Globe* (May 2, 2001) ("Chevedden. . . travels to corporate meetings across the country"); *Newhouse News Service* (Dec. 15, 2000) ("the top circle of corporate commandos includes people like. . . John Chevedden"); *The Wall Street Journal* (Apr. 8, 1999) ("Mr. Chevedden says he has submitted 21 resolutions this year. . ."). The common thread that runs through all this publicity is that it is Mr. Chevedden, not the shareholders who appoint him as their proxy, who takes and receives credit for these proposals.

Finally, Mr. Chevedden would not himself qualify to submit the proposals to the Company in his own right. He is not a shareholder of the Company; he does not have a "measured economic stake or investment interest." Although he is ineligible to submit a shareholder proposal to the Company pursuant to Rule 14a-8(b)(1) in his own right, he nonetheless does so under the aegis of acting as a rightful shareholder's proxy. However, once the proxy is obtained, it is clear that it is Mr. Chevedden and not the shareholder who is the real proponent of each proposal. As stated earlier, the shareholder proposal rules are for the use of shareholders of a corporation to communicate with their fellow shareholders. The rules are not for use by a single activist to advance a personal agenda by manipulating them. Mr. Chevedden's practices are a flagrant abuse of the shareholder proposal rules set forth in Rule 14a-8 and should not be permitted.

We therefore believe that the Company can exclude Mr. Chevedden's proposals, including the Proposal, from its proxy statement for its 2002 Annual Meeting of Shareholders because the proposals are publicly acknowledged to be, and in fact are, the proposals of Mr. Chevedden; and Mr. Chevedden is not a shareholder of the Company. The Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted on this basis.

2. The shareholder, John Gilbert, has failed to satisfy the eligibility requirements for submitting a shareholder proposal (Rule 14a-8(b)(2)) and has failed to remedy this procedural defect within 14 days from the date his proxy, John Chevedden, received the Company's notification of such defect, as required under Rule 14a-8(f)(1).

In order for a shareholder to be eligible to submit a proposal, the shareholder must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the proponent submits the proposal. Rule 14a-8(b)(1). A proponent must also continue to hold those securities through the date of the meeting. *Id.* The Proxy Rules contain two methods for proving such ownership, depending upon whether the shareholder is a "registered holder" of the shares or a "beneficial owner." In the case of the former, the company is expected to verify the proponent's eligibility on its own. Rule 14a-8(b)(2). In the case of the latter, shareholders must prove their eligibility by either (a) submitting to the company a written statement from the "record holder" (usually a bank or broker) verifying that, at the time the proposal was submitted the shareholder continuously held the company's securities for at least one year; or (b) by providing a copy of any of the filings indicated in the rules. Rule 14a-8(b)(2)(i)-(ii).

On November 23, 2001, the Company notified the Mr. Chevedden that it was unable to verify John Gilbert's status as a registered holder of the Company's shares and requested that he provide proof of beneficial ownership in the manner prescribed by the Rules. A copy of that notification is attached as **Exhibit B.** This notification was consistent with Mr. Chevedden's request that all correspondence related to the Proposal be directed to him. On December 7, 2001 Mr. Chevedden sent to the Company's Corporate Secretary a copy of a letter from Solomon Smith Barney which purports to substantiate Mr. Gilbert's beneficial ownership of the requisite number of shares. A copy of the letter is attached as **Exhibit C.** This letter and the proof of beneficial ownership it purports to give is defective because the letter does not indicate how many shares of the Company's stock Mr. Gilbert beneficially owns. The letter simply indicates that "J. Gilbert has owned Boeing stock before and since October 1, 2000." Thus, the Company is in no better position to judge Mr. Gilbert's eligibility to submit a proposal now than it was when it first notified Mr. Chevedden of the defect. Given Mr. Chevedden's failure to properly remedy this defect within the time allotted under Rule 14a-8(f)(1), we have advised the Company that it may properly exclude the Proposal from its 2002 Proxy Statement.

3. The Proposal may properly be excluded pursuant to Rule 14a-8(i)(6) because the Company's Board would lack the power or authority to implement the proposal.

Proxy Rule 14a-8(i)(6) permits a company to omit a proposal from its proxy materials if "the company would lack the power or authority to implement the proposal." This has been a successful basis for exclusion of proposals either mandating or recommending that independent directors either sit on key board committees or comprise a certain percentage of the entire board. *See, for example, Mattel, Inc.* (Mar. 21, 2001) (Delaware law; J. Chevedden proposal for independent directors on key board committees); *Marriott Int'l, Inc.* (Feb. 26, 2001) (Delaware law; compensation committee); *Bank of America Corp.* (Feb. 20, 2001) (Delaware law; audit committee); *The Boeing Co.* (Feb. 13, 2001) (Delaware law; J. Chevedden proposal for independent directors on key committees); *AT&T Corp.* (Feb. 13, 2001) (New York law; J. Chevedden proposal for transition to independent directors on key committees); *PG&E Corp.* (Jan. 22, 2001) (California law; J. Chevedden proposal for bylaw that independent directors appointed for all future openings on key board committees); *The Boeing Co.* (Mar. 6, 2000) (Delaware law; J. Chevedden proposal for independent directors on key committees).

As indicated above, this is the fourth consecutive year the Company has received a proposal recommending that independent directors be placed on the Company's key board committees. In each prior year, the Staff has permitted the Company to exclude the proposal under Rule 14a-8(i)(6). *See The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Mar. 6, 2000); *The Boeing Co.* (Feb. 22, 1999). Although this year's Proposal is a minor variation on those received in prior years, we nevertheless believe that it is yet again excludable pursuant to Rule 14a-8(i)(6), because the Staff has already spoken to this particular variation of the independent director proposal.

The Proposal recommends "a bylaw provision to be adopted that the board. . . nominate independent directors to key board committees to the fullest extent possible." This recommendation is no different than "requiring a transition to independent directors," or "taking the necessary steps to ensure" independent directors are selected, or "ensuring that independent directors are appointed" in the case of future vacancies—all variations of the Proposal that the Staff has deemed excludable under Rule 14a-8(i)(6) on prior occasions. *See Mattel, Inc.* (Mar. 21, 2001); *Marriott Int'l, Inc.* (Feb. 26, 2001); *Bank of America Corp.* (Feb. 20, 2001); *AT&T Corp.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Mar. 6, 2001); *The Boeing Co.* (Feb. 22, 1999). Accordingly, we have advised the Company that it may properly exclude the Proposal from its 2002 Proxy Statement pursuant to Rule 14a-8(i)(6).

4. The Proposal has been substantially implemented by the Company, and is therefore excludable under Rule 14a-8(i)(10), because the Company's Board committee charters require that those committees consist largely, if not solely, of independent directors.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See SEC Release No. 34-30091* (Aug. 16, 1983); *Masco Corp.* (Mar. 29, 1999); *BankAmerica Corp.* (Feb. 10, 1997). The Staff has found that when a board's own governing instruments require certain criteria, and similar criteria are subsequently called for in a shareholder proposal, the company will be found to have substantially implemented the proposal. *See Humana Inc.* (Feb. 27, 2001); *AMR Corp.* (Apr. 17, 2000).

The Company's Board policies and committee charters clearly evidence and meet the criteria for exclusion under the "substantially implemented" standard. Long before the Company received the Proposal, its key board committee charters already required that those committees consist solely of independent directors. Copies of these committee charters are attached to this letter as **Exhibits D, E and F.** The Audit, Compensation, and the Governance and Nominating Committee charters state, respectively:

> The Audit Committee shall consist of three or more directors who are not members of management and meet the independence and expertise requirements as defined by the New York Stock Exchange (NYSE) Listed Company Manual. (*See below for a discussion of the NYSE rules.*)
>
> The Compensation Committee shall consist of three or more directors who are not members of management
>
> The Governance and Nominating Committee shall consist of three or more directors who are not members of management.

Boeing has substantially implemented the Proposal by adopting committee charters and Company policies requiring director independence and therefore may omit the Proposal from the 2001 Proxy statement. The Staff on many occasions has found that when a board's own governing instruments require certain criteria, and similar criteria are subsequently called for in a shareholder proposal, the company will be found to have substantially implemented the proposal. In *AMR Corp.* (Apr. 17, 2000) *("AMR"),* the Staff permitted exclusion of a proposal by Mr. Chevedden, that recommended that the audit, nominating, and compensation committees of AMR have "all independent directors." There, as in the Proposal, Mr. Chevedden referenced the definition of director independence used by the Council of Institutional Investors (the "CII") in its Shareholder Bill of Rights. AMR argued that it had substantially implemented the proposal because its bylaws and policies already required that its audit, nominating, and compensation committees consist solely of independent directors. With particular regard to its audit committee, AMR argued that it already complied with rules of the NYSE which required that members of an audit committee of a listed company be independent of management and any relationship that might interfere with the judgment of a committee member. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(10) noting that "the members of the [AMR] Board identified in the proposal currently meet the criteria specified." *See also American Home Patient, Inc.* (Apr. 12, 2000) (proposal recommending board adopt a requirement that each director have an equity interest in company's stock was properly excludable because already substantially implemented).

The Proposal is similar to that found in *AMR.* As in *AMR,* the Proposal seeks to impose a standard of independence on the directors of the Company's Board, particularly the members of the Audit, Compensation, and Nominating Committees.

As in *AMR,* the Company has substantially implemented the essential request of the Proposal by creating governing charters for each of its Board committees that require member independence. And, as in *AMR,* with specific regard to the Audit Committee charter, compliance with the NYSE definition of independence is mandated. Given the similarities with *AMR,* we submit that the outcome here should be the same—the Proposal should be omitted under Rule 14a-8(i)(10) because it has already been substantially implemented by the Company.

5. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001). The Staff consistently asks Mr. Chevedden to revise or delete portions of his proposals under this rule. *See Honeywell Int. Inc.* (Oct. 26, 2001); *APW Ltd.* (Oct. 17, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *Southwest Airlines, Co.* (Mar. 20, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001). In our view, the Proposal contains several such statements.

First, **Proponent's statement in paragraph 4** that *". . . many equity analysts and portfolio managers support this topic"* is properly excludable unless modified because it asserts facts in reliance upon purported authorities or sources, without identifying those authorities or sources or providing any documentation for verification. Moreover, the statement misleadingly implies that these "equity analysts" support this particular Proposal, which Proponent has not demonstrated. The Proponent should specifically identify or provide factual support in the form of a citation to a specific source for the foregoing statements. Otherwise, the statements should be deleted altogether. This is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See*

APW, Ltd. (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

Second, **Proponent's belief, stated in paragraph 6,** that *"under current rules non-independent directors could be nominated to key board committees at almost any time in the future"* is both misleading and false. It is misleading because Proponent does not identify what "rules" he refers to. It is also false because, as demonstrated in Section 3 above, the Company has itself implemented and is also governed by substantial "rules" concerning the independence of directors.

Third, **paragraph 7 in its entirety is properly excludable** because it is irrelevant to the Proposal and inflammatory. Proponent states that

> *We hope that we can be optimistic that our Board will allow this proposal to be submitted for a shareholder vote. In recent years, the Board has allowed the hiring of an expensive law firm in response to routine shareholder proposals. The expensive law firm frequently attempts (and often fails) to totally exclude routine shareholder proposal topics from a vote of the very shareholders that the Board owes a fiduciary duty to.*

Note (b) to Rule 14a-9 defines misleading as "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or association, without factual foundation." Proponent's statement implies that the Company's Board and officers are somehow engaging in improper conduct by retaining legal counsel to vet Proponent's numerous proposals. However, it is precisely for the reasons stated in subsection 1—that the Proponent consistently submits multiple proposal to the Company, proposals that are often filled with false or misleading statements—that the Company is forced to retain legal counsel to deal with Proponent's "routine proposals." *See, for example*, *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 16, 2001); *The Boeing Co.* (Feb. 13, 2001). The paragraph is also misleading because it implies that the law firm acts independently of the Board's fiduciary duty to shareholders, rather than at the direction of the Board and the Company's officers. Finally, the statement is irrelevant to the topic of the proposal—independent directors.

Fourth, the **Proponent's reference to the McKinsey & Co. survey in paragraph 8** is properly excludable because it is an inaccurate summary of the survey. Proponent states that the survey "shows that institutional investors would pay an 18% premium for good corporate governance." However, the article actually states that "international investors, the survey found, are prepared to pay a markup of more than 20% for shares of companies that demonstrate good corporate governance." Though the article does in fact refer to both institutional and international investors, Proponent's characterization of the survey is inaccurate. A copy of the article is attached to this letter as **Exhibit G.**

Fifth, **the Proposal references two web sites**: *www.cii.org* and *www.thecorporatelibrary.com*. The Staff has recently indicated that website addresses are not excludable from shareholder proposals per se, but excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Division of Corporation Finance: Staff Legal Bulletin No. 14* (Jul. 13, 2001). As to both referenced websites in the Proposal, we believe the Staff's prerequisites for exclusion are satisfied. Both websites are filled with material entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists, and links to even more unrelated and irrelevant websites. Moreover, the Proponent's inclusion of these website addresses is simply an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). Indeed, because the websites are constantly changing neither the Company, the Staff, nor any other person can be assured of the truth or accuracy of the information that may be accessed at the sites. Finally, we note that the Staff has recently specifically instructed Mr. Chevedden to delete the reference to *www.cii.org* in a proposal he submitted to the company in *AMR Corp.* (Apr. 3, 2001). The Proponent should do likewise in this case.

In a letter dated December 5, 2001, the Company asked the Proponent to modify or delete the foregoing statements. As of the date of this filing, the Proponent has not provided a revised version of the Proposal. A copy of that letter is attached as **Exhibit H.**

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:rh
Enclosure
cc: John Chevedden
James C. Johnson, The Boeing Company

EXHIBIT A

4 – FOR INDEPENDENT DIRECTORS on KEY COMMITTEES
[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including each ballot. This is in the interest of clarity.]

This proposal is submitted by John J. Gilbert, 29 E. 64th Street, New York, NY 10021-7043.

Resolved:
INDEPENDENT DIRECTORS
Boeing shareholders recommend a bylaw provision be adopted that the board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website (*www.cii.org*).

In addition to the Council of Institutional Investors many equity analysts and portfolio managers support this topic. Institutional Investors own 62% of Boeing stock.

The key board committees are:
- Audit
- Nominating
- Compensation

Also, request that any change on this proposal topic be put to shareholder vote – as a separate proposal and apply to successor companies.

Long-term independent oversight
This proposal is significant because it is believed that under current rules non-independent directors could be nominated to key board committees at almost any time in the future. We believe that the long-term independent oversight of our management is key to addressing the impact of the frequent reports of financial distress at many of Boeing's key airline customers.

Is an expensive law firm a good response to routine shareholder proposals?
We hope that we can be optimistic that our Board will allow this proposal to be submitted for a shareholder vote. In recent years the Board has allowed the hiring of an expensive law firm in response to routine shareholder proposals. The expensive law firm frequently attempts (and often fails) to totally exclude routine shareholder proposal topics from a vote of the very shareholders that the Board owes a fiduciary duty to.

What incentive is there for good corporate governance – highlighted by independent directors on key committees?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

This topic won 45% approval at the PG&E Corporation (PCG) 2000 shareholder meeting.
The text of the PG&E proposal, which has further information on potential conflicts for non-independent directors, is available at The Corporate Library website:
www.thecorporatelibrary.com
At this URL page:
http://asp.thecorporatelibrary.net/proposals/2000/FullText.asp?Company_ID=12826&Resolution_ID=207&Proxy_Season=2000

This proposal is consistent with a key point in the speech by Bradley Davis at the American Society of Corporate Secretaries Technology Seminar, March 2001:
Growing Focus on Independent Directors: Companies, both public and private, are placing increasing value on the expertise and perspective that independent directors can bring to their boards.

To maintain shareholder value through the long-term oversight of independent directors on our Board's key committees, vote yes:

FOR INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 3

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

The company is requested to insert the correct proposal number based on the dates proposals are initially submitted.

EXHIBIT B

James C. Johnson
Vice President
Corporate Secretary &
Assistant General Counsel

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

BOEING

November 23, 2001

BY FACSIMILE

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposals

Dear Mr. Chevedden:

I am writing in response to three of your letters of November 9, 2001, submitting shareholder proposals (the "Proposals") as proxy for the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490 (the "Chevedden Proposal"), Bernard and Naomi Schlossman (the "Schlossman Proposal"), and John J. Gilbert (the "Gilbert Proposal"). To that end, I wish to bring to your attention certain procedural defects in the Proposals. First, the Chevedden Proposal exceeds the 500 word limit imposed by Proxy Rule 14a-8(d). Please send us a revised proposal that conforms with the word limitations.

Second, our records indicate that Bernard and Naomi Schlossman and John J. Gilbert are not registered shareholders. As you know, Proxy Rule 14a-8(b)(2) requires that non-registered shareholders demonstrate their eligibility to submit a shareholder proposal by either submitting to the Company a written statement from the "record holder" (usually a banker or broker) verifying that at the time the proposal was submitted, the requisite number of securities were held for at least one year or by providing a copy of any of the filings indicated in the rules. I ask that you please submit the appropriate documentation for the Schlossmans and Mr. Gilbert within 14 days of receipt of this letter.

I also want to advise you that the Company is continuing to evaluate whether it will seek to exclude portions or all of the entire Proposals from its 2002 Proxy Statement by requesting a no-action letter from the SEC. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Proxy Rule 14a-8(i).
I would be happy to discuss with you any issues in connection with the Proposal. Please feel free to contact me directly at your earliest convenience. I look forward to hearing from you.

Very truly yours,

James C. Johnson
Vice President,
Corporate Secretary and
Assistant General Counsel

EXHIBIT C

Post-it® Fax Note 7671	Date 12-7-01	# of pages ▶ 1
To James Johnson	From John Chevellen	
Co./Dept.	Co.	
Phone # Fx: 312/544-2710	Phone # 310/371-7872	
Fax # 312/544-2829	Fax #	

SALOMON SMITH BARNEY
A member of citigroup

212-816-0800 • 800-323-7786

December 7, 2001

To Whom It May Concern:

This letter is to advise you that John J. Gilbert has owned Boeing stock before and since October 1st, 2000 in the following accounts:

- Lewis D. and John J. Gilbert Foundation
- Margot R. Gilbert-Frank, John J. Gilbert TTEE U/W/O Minnie D. Gilbert
- Margot R. Gilbert-Frank, John J. Gilbert TTEE U/W/O Caston J. Gilbert.

If you have any further questions, Please do not hesitate to contact me.

Sincerely,

Brian P. Hogan
Financial Consultant to Mr. John J. Gilbert

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE BOEING COMPANY
(as amended May 1, 2000)

ORGANIZATION

Members:

The Audit Committee shall consist of three or more directors who are not members of the management and meet the independence and expertise requirements as defined by the New York Stock Exchange (NYSE) Listed Company Manual. The chairperson and members of the Committee shall be appointed by the Board of Directors at the annual organization meeting of the Board.

Meetings:

Audit Committee meetings shall be in conjunction with regular Board of Directors meetings and at such other times as called by or on behalf of the chairperson of the Committee.

A majority of the members of the Audit Committee shall constitute a quorum. The Committee shall act only on the affirmative vote of at least two of the members.

ROLES

The function of the Audit Committee is oversight. In fulfilling their responsibilities hereunder, it is recognized that the members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession. As such, it is not the duty of the Audit Committee or its members to conduct "fieldwork" or other types of auditing or accounting reviews or procedures, and each member of the Audit Committee shall be entitled to rely on (i) the judgement of those persons and organizations within and outside the Company that it receives information from and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations.

RESPONSIBILITIES

The responsibilities of the Audit Committee are to:

(1) Evaluate and select the outside auditor subject to ratification by the Board of Directors.

(2) Review and advise on the selection and removal of the General Auditor. Additionally, the Audit Committee will review and recommend changes to the Internal Audit Charter.

(3) Review, on an annual basis, a formal written statement prepared by the external auditor delineating all relationships relevant to audit independence between the auditor and the Company. This includes discussion of such relationships, and recommending that the

Board of Directors take appropriate action in response to the outside auditor's report to satisfy itself of the outside auditor's independence.

(4) Discuss with management or the independent auditor, as appropriate, the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit or quarterly review. This includes:

- Independent auditor responsibility under generally accepted auditing standards
- Significant accounting policies
- Management judgements and accounting estimates
- Audit adjustments
- Report on Form 10-K and other information in the Annual Report
- Disagreements with management
- Difficulties encountered in performing the audit
- Consultations with other accountants
- Major issues discussed with management prior to retention
- Auditor's judgement about the quality of the entity's accounting principles.

(5) Review with the independent auditors and members of senior management the adequacy and effectiveness of the Company's financial controls and financial reporting processes.

(6) Meet at least annually with the senior internal auditing executive and the independent auditors in separate executive sessions.

(7) Review, prior to filing, the Company's quarterly and annual reports filed with the Securities and Exchange Commission (SEC) on SEC Forms 10-Q and 10-K, including the Report of Management and Management's Discussion and Analysis in the Company's periodic reports to shareholders.

(8) Prepare a report for inclusion in the annual proxy statement. The report will include at least the following:

- A statement that the Committee has reviewed and discussed the audited financial statements with management
- A statement that the Committee has discussed with the independent auditors the matters required by Statement on Auditing Standards No. 61, *Required Communications with Audit Committees*
- A statement that the Committee has reviewed written disclosures from, and held discussions with, the independent auditors on matters required by Independence Standards Board Statement No. 1, *Independence Discussions with Audit Committees*

- A conclusion as to the Committee's Recommendation to the Board of Directors as to the filing of the Annual Report on Form 10-K with the Securities and Exchange Commission.

(9) Review this charter on an annual basis and recommend to the Board of Directors changes to the charter as appropriate to support an affirmation by the Board of Directors.

(10) Review management's assessment of compliance with laws, regulations, and Company policies relative to payments to individuals or organizations retained as foreign sales consultants.

Compensation Committee Charter

Membership

The Compensation Committee shall consist of three or more directors who are not members of management. The chairman and the members of the Committee shall be elected annually by the Board of Directors.

Functions

The Compensation Committee shall fulfill the following functions:

A. General Compensation Matters:
   1. Review the individual elements of total compensation for elected officers including incentive awards, stock grants, and any other long-term incentive awards, and recommend salary adjustments to the Board of Directors.

   2. Make changes to compensation plans within the scope of the Committee's authority to amend such plans (plans within such scope are identified in Attachment A to this charter); report to the Board of Directors regarding such changes, as appropriate; and recommend additions or deletions to current executive compensation plans to the extent appropriate for Board action.

B. Incentive Compensation Plan Administration:
   1. Approve incentive compensation awards to participants in the Executive Compensation Program.

   2. Establish the incentive award to be paid to the Chief Executive Officer.

   3. Recommend to the Board of Directors an amount to be allocated from the previous year's profit for the Incentive Compensation Fund.

   4. Approve an aggregate amount that may be used by the Chief Executive Officer for special incentive awards.

   5. Review expenditures for Special Incentive Awards and certain incentive payments delegated to management.

   6. Provide elected officers' incentive award data to the Board in conjunction with the Board's review of base salary adjustments.

C. Stock Plan Administration:
   1. Approve certain stock awards and stock option grants; and specify terms of delegation of authority to approve stock option grants and stock awards.

2. Change or amend stock plans or recommend changes or amendments to the Board of Directors.

3. Provide elected officers' long-term incentive award data to the Board of Directors for the Board's information and in conjunction with its review of base salary adjustments.

D. Deferred Compensation Plan Administration:
1. Interpret and administer deferred compensation plans.

2. Review, and approve as appropriate, requested options selected for payment of deferred compensation accounts.

<u>Stated Meetings</u>
The Committee shall meet in conjunction with the regular Board meetings, and otherwise from time to time at the call of the Committee chair.

<u>Quorum</u>
A majority of the members of the Committee shall constitute a quorum. The Committee shall act only on the affirmative vote of at least two of the members.

Delegation of Authority
Compensation and Benefit Plans

Shareholder Approved Plans

- The Incentive Compensation Plan for Officers and Employees of The Boeing Company and Subsidiaries
- 1997 Incentive Stock Plan for Employees
- 1993 Incentive Stock Plan for Employees

The Boeing Company Board of Directors

The Board of Directors has the power and authority to adopt, amend and terminate executive compensation plans as well as employee and executive benefit plans. Among the plans that the Board exercises authority over are:

- Deferred Compensation Plan for Directors of The Boeing Company
- 1992 Stock Option Plan for Directors of The Boeing Company
- ShareValue Plan
- Elected Officers' salaries

The Board of Directors Compensation Committee

The Board of Directors has delegated authority to the Compensation Committee to amend and administer certain plans. The Compensation Committee has retained authority for all plans that are primarily for the benefit of executives, including:

- Supplemental Retirement Plan for Executives of The Boeing Company
- Supplemental Executive Retirement Plan for Employees of The Boeing Company
- Supplemental Benefits Plan for Employees of The Boeing Company
- Deferred Compensation Plan for Employees of The Boeing Company
- SAR Deferral Plan for Employees of The Boeing Company
- MDC 1994 Performance and Equity Incentive Plan

The Employee Benefit Plans Committee

The Board of Directors has delegated authority to the Employee Benefit Plans Committee to establish, operate and administer all employee pension, savings and welfare plans.

The Employee Benefit Investment Committee

The Board of Directors has delegated authority to the Employee Benefit Investment Committee for all benefit plan investments and for the selection of trustees, investment managers and insurance companies who oversee, administer and provide investment vehicles.

The Boeing Company

Organization and Nominating Committee

CHARTER
(As amended February 23, 1998)

Membership

The Organization and Nominating Committee shall consist of three or more directors who are not members of management. The Chairman and the members of the Committee shall be elected annually by the Board of Directors at its annual organization meeting. The Chairman of the Board and Chief Executive Officer shall be ex-officio members of the Committee.

Functions

The Organization and Nominating Committee shall fulfill the following functions:

1. Review, advise, and make recommendations to the Board with respect to:

    (a) the general responsibilities and functions of the Board and its members;

    (b) the organization, structure, size and composition of the Board;

    (c) operations and procedures for Board meetings;

    (d) organization and responsibilities of appropriate committees of the Board and of Board appointed committees; and

    (e) recommendations of management concerning compensation of directors for service on the Board and its committees.

2. Determine a desirable balance of expertise among Board members, seek out possible candidates to fill Board positions, and aid in attracting qualified candidates to the Board.

3. Recommend to the Board nominees to fill vacancies on the Board and nominees to be proposed by the Board as candidates for election as directors at the next Annual Meeting of Stockholders.

4. Review and monitor the orientation of new Board members.

5. Recommend to the Board of Directors membership of Board committees.

7. Evaluate, in consultation with the Chairman of the Board and the Chief Executive Officer, the ongoing contributions to the Board of each director whose term is expiring and who would otherwise be nominated for re-election to the Board; and recommend to the Board whether the director should be so nominated.

8. Conduct an evaluation of the Board as a whole at least every two years.

9. Review the continued appropriateness of Board membership for any director who has had a significant change in the primary responsibility that director held when last elected to the Board and who has, therefore, offered to tender a resignation from the Board.

10. Monitor and review at least annually the performance of the Chief Executive Officer, and the Company's plans for senior management succession.

11. Confer with the Chief Executive Officer (or, in the case of the Chief Executive Officer's retirement, with the Chairman of the Committee) with respect to elected officers' retirements.

12. Review and approve elected officers' directorships in other publicly owned companies.

13. Perform such other functions as may be referred to the Committee by the full Board.

14. Formulate corporate governance guidelines and review the guidelines on a periodic basis.

The Committee shall work closely with the Chairman of the Board and the Chief Executive Officer of the Corporation in the formulation of its recommendations.

Stated Meetings

The Committee shall meet in conjunction with the regular Board meetings and otherwise from time to time at the call of its Chairman.

Quorum

A majority of the members of the Committee shall constitute a quorum. The Committee shall act only on the affirmative vote of at least two of the members.

EXHIBIT G

7/

6/19/00 Wall St. J. B6

2000-WL-WSJ 3033371

The Wall Street Journal

Monday, June 19, 2000

Good Corporate Governance Will Spur Investor Premiums, According to Survey
By Sara Webb
Staff Reporter of The Wall Street Journal

A new survey by international management consultancy McKinsey & Co. shows that institutional investors are prepared to pay a premium for good corporate governance.

International investors, the survey found, are prepared to pay a markup of more than 20% for shares of companies that demonstrate good corporate governance. In such companies, a majority of directors come from outside the company, have no ties to management and get most of their pay in the form of stock or options. They are likely to have a formal evaluation process for their directors and to be responsive to investor requests for information on governance issues.

The report, which is due to be released today and which was done in co- operation with the World Bank and Institutional Investor's regional institutes, was based on surveys of over 200 institutional investors in the U.S., Europe, Asia and Latin America. These investors have some $3.25 trillion in assets under management, and about 40% of respondents are based in the U.S.

The survey found that three-quarters of investors consider board practices to be at least as important to them as financial performance when they are evaluating companies for investment. And over 80% of investors say they would pay more for the shares of a well-governed company than for those of a poorly governed company with comparable performance.

The size of that premium varies from country to country: it is as high as 27.1% in Indonesia, 25.7% in Thailand, 24.2% in South Korea, and 20.2% in both Japan and Taiwan. Outside Asia, well-governed companies in countries such as Venezuela and Colombia would attract premiums of 27.6% and 27.2%, respectively, while the premium is as low as 18.3% in the U.S. and 17.9% in the United Kingdom.

McKinsey says that "the size of the premium that institutional investors say they are willing to pay for good governance seems to reflect the extent to which they believe there is room for improvement . . . in Asia and Latin America, still higher premiums reflect the need for more fundamental disclosure of information, and stronger shareholder rights."

The report concludes that "companies and policy makers should take heed. If companies could capture but a small proportion of the governance premium that is apparently available, they would create significant shareholder value." Moreover, McKinsey warns that those companies that fail to reform will find themselves at a competitive disadvantage when it comes to attracting capital to finance growth; "High governance standards will prove essential to attracting and retaining investors in globalized capital markets, while failure to reform is likely to hinder those companies with global ambitions."

The findings ought to make plenty of company owners, managers and directors in Asia sit up and think, analysts say. The Asian financial crisis has already helped to put a spotlight on the need for better disclosure of information and for better corporate governance practices, but there is still plenty of room for improvement, and it is rare that shareholder activists succeed in forcing changes at some of Asia's family-owned companies.

James C. Johnson
Vice President
Corporate Secretary &
Assistant General Counsel

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

BOEING

December 5, 2001

BY FACSIMILE
310-371-7872

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposals

Dear Mr. Chevedden:

I am writing in regard to the five shareholder proposals (the "Proposals") you have submitted as proxy for various Company shareholders. I wish to bring to your attention a few of the Company's concerns with the Proposals, concerns that I hope can be resolved informally without asking the SEC to intervene.

These concerns are based on Proxy Rules 14a-8(i)(3) and 14a-9, which, as you know, permit the exclusion of statements within a proposal and its supporting statement which are materially false or misleading. *See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001).

First, I believe that several statements within the Proposals are properly excludable unless modified under Proxy Rule 14a-8(i)(3) and 14a-9 because they inappropriately and misleadingly cast what I believe are opinions as a statement of fact, as follows:

Finnegan-Shareholder Vote on Golden Parachutes Proposal

- [paragraph 5] "A *change in control is more likely to occur if our executives have managed the Company in ways that do not maximize shareholder value.*"

Chevedden-Annual Election of Directors Proposal

- [paragraph 4, header] *"Level of accountability is closely related to financial performance."*

- [paragraph 5, header] *"Three years without an election insulates directors from immediate challenge."*

- [paragraph 6] *"the troubled CEO..."*

Janopaul-Naylor-Shareholder Vote on Poison Pills

- [paragraph 2, header] *"Negative Effects of Poison Pills on Shareholder Value."*
- [paragraph 4] "A *poison pill can insulate management at the expense of shareholders."*
- [paragraph 4] "A *poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate."*
- [paragraph 4] "A *shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders."*
- [paragraph 7] *"Institutional investor support is high caliber support."*

I respectfully ask that you amend the Proposals to qualify the foregoing statements by adding "The Proponent believes..." or "In the opinion of the Proponent..." or some other acceptable variation. *See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp.* (Aug. 10, 2001); *DT Indus., Inc.* (Aug. 10, 2001). Without such qualification, the statements misleadingly suggest facts which have not otherwise been documented.

Second, I believe that several statements within the Proposals are properly excludable unless modified under Proxy Rules 14a-8(i)(3) and 14a-9 because they assert facts without any documentation for verification. For example:

Finnegan-Shareholder Vote on Golden Parachutes Proposal

- [paragraph 4] *"This would prevent a Northrop Grumman scenario where 450 executives were paid* $15 *million simply because the failed merger with Lockheed Martin was approved by shareholders."*
- [paragraph 5] *"In* the view *of certain institutional investors golden parachutes have* the *potential to..."*
- [paragraph 6] *"Investor and media attention focused* on the *payout Sprint Chairman Mr. William Esrey would receive.* This was *estimated at over $400 million, although almost all of that amount would have stemmed from the exercise of stock options that vested* when the *deal* was *approved* by *Sprint's shareholders."*
- [paragraph 7] "...many *institutional investors recommend companies seek shareholder approval of future severance agreements."*

- [paragraph 9] *"Institutional investors such as* the *California Public employees Retirement System* [CalPERS] *have recommended shareholder approval of* these *types of agreements in* their *proxy voting guidelines. Also,* the *Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of* the *executive's annual base salary."*

Chevedden-Annual Election of Directors Proposal

- [paragraph 4] *"When directors* are *accountable for* their *actions yearly, they and* the *Company perform better, according to independent experts."*

Gilbert-Independent Directors on Key Committees

- [paragraph 4] "*...many equity analysts and portfolio managers support this topic."*

- [paragraph 6] "*...under current rules non-independent investors could* be *nominated to key board committees at almost any time in* the *future."*

Janopaul-Naylor-Shareholder Vote on Poison Pills

- [paragraph 4, header] *"Institutional Investors Support this Topic."*

- [paragraph 4 *"Many institutional investors believe poison pills should* be *submitted for a vote* by *shareholders."*

- [paragraph 5 "Under *current rules our Boeing board* can *adopt a poison pill at any time without shareholder approval."*

- [paragraph 6] *"This topic has significant institutional support."*

- [paragraph 6] *"This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000."*

- [paragraph 8, header] *"Precedent for this topic set by other companies."*

- [paragraph 8] *"In recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills."*

I ask that you amend your Proposals to identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements. Otherwise, I respectfully ask that the statements be deleted from the Proposal. I believe this request is consistent with the SEC's response to similar requests in several recent no-action letters. *See APW Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

Third, I note that the Gilbert and Janopaul-Naylor Proposals include a reference to the website *www.cii.org.* Though the SEC's position regarding the inclusion of web sites in shareholder proposals is admittedly in flux, I do note that the SEC *inAMR Corp.* (April 3, 2001) asked you to delete this same web site address from your proposal considered therein. I ask that you please do the same in the Gilbert and Janopaul-Naylor Proposals.

Finally, the Finnegan, Chevedden, Gilbert and Janopaul-Naylor Proposals include the names and addresses of the shareholders. In its most recent pronouncement on shareholder proposals, the SEC has reiterated its position that the Company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, the Company can indicate that it will provide the information to shareholder's upon receiving an oral or written request. *See Division of Corporation Finance, Staff Legal Bulletin No.* 14 (Jul. 13, 2001). I ask that you please submit revised proposals consistent with the SEC's position.

Again, I hope we can resolve the concerns raised in this letter informally. However, I do want to advise you that the Company is continuing to evaluate whether it will seek to exclude portions or all of the entire Proposal from its 2002 Proxy Statement by requesting a no-action letter from the SEC. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Proxy Rule 14a-8(i). In the event the Company chooses to seek no-action relief, it intends to do so by no later than December 14, 2001. Accordingly, please send your written response and/or revised proposal to my attention by no later than December 12, 2001.

Very truly yours,

James C. Johnson
Vice President,
Corporate Secretary and
Assistant General Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 18, 2001

The proposal requests that Boeing adopt a bylaw provision that the board "nominate independent directors to key board committees to the fullest extent possible."

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(b).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(i)(6).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(i)(10).

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the statement that begins "In addition to . . ." and ends ". . . support this topic" to provide an accurate citation to a specific source;
- delete the discussion that begins "In recent years . . . " and ends " . . . a fiduciary duty to";

- revise the sentence that begins "A survey by McKinsey . . ." and ends ". . . good corporate governance" to accurately reflect that the 18% premium would be paid by institutional investors in the U.S.; and

- delete the statement that begins "This topic won 45 %. . ." and ends ". . . proxy_season = 2000".

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor